[ALLERGAN LETTERHEAD]

May 24, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allergan, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-10269

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated May 1, 2012 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) of Allergan, Inc. (“Allergan,” or the “Company”). For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response.

Operations

Critical Accounting Policies, Estimates and Assumptions

Product Liability Self-Insurance, page 45

1.	Please provide us proposed disclosure to be included in future periodic filings addressing the quantitative disclosures specified in SAB Topic 5Y Question 3 relating to aggregate claims related to product liability, such as aggregate settlement costs, number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Additionally, please disclose the historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity.

The Company acknowledges the Staff’s request to provide more quantitative disclosures with regard to product liability claim contingencies for which the Company is self-insured and the related reasonably likely effects on operating results and liquidity. The Company

Securities and Exchange Commission

May 24, 2012

supplementally advises the Staff that, as of December 31, 2011, there were no product liability claims for which the Company is self-insured that, individually or in aggregate, are material to the Company’s operational results or liquidity. Additionally, the Company’s historical annual exposure to product liability losses from self-insured product liability claims has been less than 0.2% of annual product net sales.

The Company respectfully directs the Staff to the product liability self-insurance disclosure referenced by the Staff on page 45 of the 2011 Form 10-K. This disclosure was intended to provide qualitative information with regard to the scope of potential product liability losses for which the Company is self-insured and, specifically, to acknowledge that the Company’s election to self-insure for future product liability losses related to Botox® and Botox® Cosmetic could have a material impact on the Company’s results of operations and liquidity in the future if actual losses exceed self-insurance accruals. At the time of filing the 2011 Form 10-K, based on the above-mentioned immateriality of the historical loss amounts, the Company did not believe that the application of SAB Topic 5Y Question 3 required quantitative disclosure.

If, in the future, the value of claims that arise for which the Company is self-insured are material to the Company, individually or in the aggregate, the Company will disclose in its periodic filings sufficiently specific information to enable investors to understand the scope of the product liability contingencies as prescribed by the Staff in SAB Topic 5Y Question 3. If product liability claims for which the Company is self-insured continue to be immaterial to the Company’s operations, it will affirmatively disclose such in its quarterly and annual reports beginning with the Company’s quarterly report on Form 10-Q for the period ending June 30, 2012. Such disclosure will be in a format similar to the following:

The total value of self-insured product liability claims settled during the current and prior year quarters [and year-to-date periods] and the value of known and reasonably estimable incurred but unreported self-insured product liability claims pending as of June 30, 2012 are not expected to have a material effect on our results of operations and liquidity.

Liquidity and Capital Resources, page 67

2.	You disclose “As of December 31, 2011, we have aggregate gross receivables from public and semi-public hospitals in Italy and Spain of $49.4 million and related reserves of $10.6 million for allowances for doubtful accounts.” Please provide us proposed disclosure to be included in future periodic reports that breaks out the amount of trade receivables from product sales and the amount of product sales by country in Italy and Spain (and Greece and Portugal, if any) and also disclose the amounts that are past due from each of these countries separately. Disclose the portion in each of these countries that is due directly from the government or funded by the government.

The Company acknowledges the Staff’s request for additional quantitative information related to the Company’s revenue and trade receivables exposure to sovereign governments in

Securities and Exchange Commission

May 24, 2012

Italy, Spain, Greece and Portugal. The Company respectfully provides the following supplemental information:

In the year ended December 31, 2011, total product net sales in Spain and Italy each represented less than three percent of the Company’s consolidated product net sales. During the same period, total product net sales in Greece and Portugal each represented less than one half of one percent of the Company’s consolidated product net sales. The Company’s product net sales exposure to sovereign governments in these countries is significantly less than the percentages described above because a substantial portion of the Company’s product net sales in these countries are related to facial aesthetics, Botox® Cosmetic and certain breast aesthetics products, which are not reimbursed by government health care programs. For these reasons, the Company does not believe that disclosing the amount of total product net sales in these countries is material information for investors.

However, the Company acknowledges the Staff’s preference for more specific information with regard to financial asset exposure in these countries and will provide the following disclosure in the liquidity section of Management’s Discussion and Analysis in the Company’s future periodic filings, beginning with the Company’s quarterly report on Form 10-Q for the period ending June 30, 2012:

We sell products to public and semi-public hospitals in Italy and Spain, which are wholly or partially funded by their respective sovereign governments. The following table provides information related to trade receivables outstanding as of June 30, 2012 from product net sales in Italy and Spain:

	Italy		Spain
(in millions)
Trade receivables from public and semi-public hospitals primarily funded by the sovereign government	$	XX.X	$	XX.X
Trade receivables from other customers		XX.X		XX.X

Total trade receivables	$	XX.X	$	XX.X

Amount of trade receivables that is past due	$	XX.X	$	XX.X
Allowances for doubtful accounts	$	XX.X	$	XX.X

We believe the reserves established against these trade receivables are sufficient to cover the amounts that will ultimately be uncollectible. However, the economic stability in these countries is unpredictable and we cannot provide assurance that additional allowances will not be necessary if current economic conditions in these countries continue to decline. Negative changes in the amount of allowances for doubtful accounts could adversely affect our future results of operations.

As of June 30, 2012 we have no significant trade accounts receivable from customers in Greece or Portugal that are primarily funded by their respective sovereign governments.

Securities and Exchange Commission

May 24, 2012

Note 9. Employee Retirement and Other Benefit Plans Fair Value of Plan Assets, page F-30

3.	Please provide us with proposed disclosure to be included in future periodic filings which include the disclosures required under ASC 715-20-50-1(d)(5)(iv)(3).

With respect to the fair value of plan assets related to our employee retirement and other benefit plans, we will include disclosure similar to the following in our future annual reports on Form 10-K:

Cash and equivalents consist of money-market fund investments that are valued at cost, which approximates fair value due to the short-term maturities of these instruments. Equity securities consist primarily of mutual funds focused on investing in the common stock of publicly traded companies. Fixed income securities consist of direct investments in government and corporate bonds, as well as investments in mutual funds focused on investing in government and corporate bonds. Direct investments in fixed income securities are valued using observable market prices for similar instruments and are classified as Level 2. Mutual fund investments are valued using the net asset value (NAV) provided by the administrator of the fund and reviewed by the Company. The NAV is based on the value of the underlying assets of the fund, minus liabilities, and divided by the number of shares or units outstanding. Mutual fund assets are classified as Level 1 or Level 2 based on the availability of quoted market prices.

*     *     *     *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (714) 246-4500. Written correspondence to the Company may be directed to my attention at 2525 Dupont Drive, Irvine, California 92612, fax no. (714) 246-4774.

Sincerely,

Allergan, Inc.

/s/ James F. Barlow

James F. Barlow

Senior Vice President,

Corporate Controller

Securities and Exchange Commission

May 24, 2012

cc:	Tabatha Akins, the Commission

Lisa Vanjoske, the Commission

Arnold A. Pinkston, Allergan, Inc.

Matthew J. Maletta, Allergan, Inc.

Jeffrey L. Edwards, Allergan, Inc.

Cary K. Hyden, Latham & Watkins LLP

David Copley, Ernst & Young LLP

Kim Letch, Ernst & Young LLP